Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: February 17, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K/A contains:

-  Press Release of February 3, 2005 with first quarter of fiscal year 2005 results just everywhere …

EPCOS AG

Interim Report of EPCOS AG at December 31, 2004

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2004 (October 1, 2003, to September 30, 2004), EPCOS posted sales of EUR 1.36 billion. At September 30, 2004, the company employed about 15,600 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The Company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the EPCOS Group as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net loss/income plus (minus) minority interest, provision for income tax and the interest result, net.

EPCOS AG

Q1 2005:

EBIT slightly positive despite severe decline in sales

•	Sales of EUR 289 million (down 13% year on year)

•	EBIT positive at EUR 1 million (plus EUR 12 million in previous year)

•	Earnings per share: minus 1 eurocent (plus 15 eurocents in previous year)

Business development in the first quarter of fiscal 2005 (October 1 to December 31, 2004) proved disappointing and was largely determined by the following factors. Against a background of generally slack demand, inventory adjustments by EPCOS’ customers continued. Consequently, order quantities were reduced and delivery dates postponed. This had an adverse effect on EPCOS’ business with customers in the mobile phone industry, entertainment electronics and components distribution in particular. The continuing fall of the US dollar provided a further negative impact.

New orders for Q1 fell 22% year on year from EUR 368 million to EUR 287 million. Sales dropped 13% from EUR 331 million to EUR 289 million.

New orders and sales fell by 5% and 16% respectively against the previous quarter’s figures of EUR 303 million and EUR 344 million.

Industries and regions (comparisons year on year)

The decline in new orders affected business with all industries served. Mobile phones, consumer electronics and components distribution were hit hardest. A similar pattern emerged in sales by industries. Automotive electronics business deserves special mention. Here the decline in both new orders and sales was only marginal. New orders in automotive electronics even rose by 15% on a sequential basis.

New orders fell in all regions as well, and the severest decline was in Asia. As China in particular accounts for a growing share of world mobile phone production and many customers in the consumer electronics industry are also located in China, this region was hit especially hard by slack demand and inventory adjustments. In Germany, new orders were fairly stable. Sales declined in all major regions and at more or less the same rate in Asia, Europe, and German domestic business.

Earnings

Despite the severe decline in sales, earnings before interest and tax (EBIT) in Q1 2005 were positive at EUR 1 million (against a positive figure of EUR 12 million in the same quarter of the previous year).

Net income for Q1 2005 was negative at EUR 0.4 million against the previous year’s positive figure of EUR 10 million. Earnings per share were negative at 1 eurocent against a positive figure of 15 eurocents in Q1 2004.

Net cash flow for the past quarter was negative at EUR 43 million against a negative figure of EUR 1 million in the previous year. With more or less breakeven earnings, the major reasons for this were higher net current assets, and capital expenditure in Q1 2005 that was higher than depreciation and mainly channeled into new products.

EPCOS AG

Business segments (comparisons year on year)

In the Capacitors segment, sales for the first quarter of 2005 fell 6% year on year from EUR 86 million to EUR 80 million. There was a distinct decline in tantalum capacitor business. All industries served were affected. Sales of film capacitors also fell slightly on the whole. This could not be offset by the positive sales trend in aluminum electrolytic capacitors for automotive and industrial electronics in particular.

Negative first-quarter EBIT of EUR 4 million in Capacitors was on the same level as in the previous year.

Sales in Ceramic Components fell 15% from EUR 88 million to EUR 75 million in the period under review. This decline particularly affected business in ceramic capacitors and varistors (voltage-dependent resistors) on a broad front. Sales of sensors and sensor systems also fell on the whole. Business remained stable only in sensors for automotive electronics. Sales of voltage arresters, which protect electronic equipment and systems against overvoltage, were on the previous year’s level. Sales of piezo actuators for diesel injection systems increased noticeably. This increase is based on high-volume customer projects extending over several years.

As a result of falling volumes, first-quarter EBIT in Ceramic Components was negative at EUR 3 million against a positive figure of EUR 3 million in the previous year.

Slack demand for mobile communications and entertainment electronics products hit the Surface Acoustic Wave Components (SAW) segment hardest in Q1 2005. Sales fell 18% from EUR 116 million to EUR 96 million. SAW filters were mainly affected. The decline in sales in this sector could not be offset by growth in radio-frequency modules for mobile phones. Sales of SAW products for automotive electronics applications were fairly stable.

Despite the severe decline in sales, SAW Components posted positive EBIT of EUR 10 million in the past quarter against a positive figure of EUR 16 million for the same period of the previous year.

In the Ferrites and Inductors segment, first-quarter sales of EUR 38 million were down 8% on the previous year’s figure of EUR 41 million. More or less all product groups and industries served were affected by this decline. A positive exception was business in EMC filters, which ensure electromagnetic compatibility, especially in industrial electronics and the base stations of mobile radio networks. Sales of these products rose during the past quarter.

First-quarter EBIT in Ferrites and Inductors was negative at EUR 2 million, as in the previous year.

Outlook

In Q1 2005, inventory adjustments took longer and demand in general was weaker than originally anticipated. At the same time, demand still does not appear to be picking up significantly.

Only a slight sequential increase in sales at best is therefore anticipated for Q2 2005.

EPCOS expects that sales and earnings for fiscal 2005 as a whole will be lower than the previous year’s figures.

EPCOS AG

“We are working hard to keep cutting costs and assume that our new products launched will provide a major impact to improve the situation in the second half of the year”, said EPCOS President and CEO Gerhard Pegam as Q1 results were announced.

-----

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2004.

Further dates

The Annual General Meeting will be held on February 16, 2005, at the International Congress Center in Munich. Results for the second quarter of fiscal 2005 will be published on May 4, 2005.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months ended December 31, 2004 and 2003

(EUR thousand, except per share data)

	Q1
Net sales	2005	2004
Third parties	242,670	274,598
Related parties	45,988	56,220

Total net sales	288,658	330,818
Cost of goods sold	(238,911)	(263,189)

Gross profit	49,747	67,629

Research and development expenses	(15,119)	(17,858)
Marketing and selling expenses	(27,678)	(29,899)
General and administrative expenses	(2,889)	(3,847)

	(45,686)	(51,604)

Operating income	4,061	16,025
Interest income	438	904
Interest expense	(2,404)	(2,552)
Foreign exchange losses, net	(2,589)	(4,287)
Other (loss) income, net	(122)	614
Share of net income of unconsolidated affiliates	68	—

Income before income taxes and minority interest	(548)	10,704
Provision for income taxes	141	(936)
Minority interest	(41)	(60)

Net (Loss) income	(448)	9,708

Basic earnings per share	(0.01)	0.15
Diluted earnings per share	(0.01)	0.14

Reconciliation of Net (Loss) income to EBIT
Net (Loss) income	(448)	9,708
Minority interest	41	60
Provision for income taxes	(141)	936
(Loss) Income before income taxes and minority interest	(548)	10,704
Interest expense, net	1,966	1,648

EBIT	1,418	12,352

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31, 2004 and September 30, 2004

(EUR thousand, except share data)

	December 31, 2004	September 30, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	186,053	238,386
Accounts receivable, net	170,817	212,078
Inventories, net	254,932	240,996
Prepaid expenses and other current assets	62,137	47,540
Deferred income taxes	6,440	9,366

Total current assets	680,379	748,366

Property, plant and equipment, net	603,455	604,406
Intangible assets, net	32,449	34,195
Deferred income taxes	77,139	72,561
Other assets	27,345	26,684

Total assets	1,420,767	1,486,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	124,051	159,941
Accrued expenses and other current liabilities	127,119	140,834
Short-term borrowings	96,781	103,001
Current portion of long-term debt	21,523	24,778
Deferred income taxes	7,460	5,847

Total current liabilities	376,934	434,401

Long-term debt, excluding current installments	192,505	192,745
Pension liabilities	128,579	126,567
Deferred income taxes	11,076	12,908
Other liabilities	38,964	39,322
Minority interest	482	705

Total liabilities	748,540	806,648

Shareholders’ equity
Share capital, – 96,280,000 shares authorized, 65,300,000 shares issued and outstanding at December 31, 2004 and at September 30, 2004	65,300	65,300
Additional paid-in capital	254,833	254,833
Retained earnings	406,062	406,510
Accumulated other comprehensive loss	(53,968)	(47,079)
Total shareholders’ equity	672,227	679,564

Total liabilities and shareholders’ equity	1,420,767	1,486,212

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2004

(EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive Income / (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2004	65,300	254,833	406,510	(47,079)	—	679,564

Comprehensive Loss:
Net Loss	—	—	(448)	—	—	(448)
Currency translation adjustment	—	—	—	(6,572)	—	(6,572)
Cash flow hedges (net of tax of 349)	—	—	—	(1,047)	—	(1,047)
Reclassification of losses to net income (net of tax of 105)	—	—	—	314	—	314
Unrealized gains on securities (net of tax of 77)	—	—	—	416	—	416

Total comprehensive Loss						(7,337)

Balances as of December 31, 2004	65,300	254,833	406,062	(53,968)	—	672,227

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2003

(EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income / (loss)	Treasury shares	Total shareholders’ Equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net Income	—	—	9,708	—	—	9,708
Currency translation adjustment	—	—	—	(6,878)	—	(6,878)
Cash flow hedges (net of tax of 422)	—	—	—	(816)	—	(816)
Reclassification of gains to net income (net of tax of 43)	—	—	—	(84)	—	(84)
Unrealized gains on securities	—	—	—	62	—	62

Total comprehensive Income						1,992
Sale of treasury shares	—	—	(392)	—	878	486

Balances as of December 31, 2003	65,300	255,225	366,598	(45,969)	—	641,154

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 3 months ended December 31, 2004 and 2003

(EUR thousand)

	Q1
	2005	2004
Cash flows from operating activities
Net (loss)/income	(448)	9,708
Adjustment to reconcile net loss/income to net cash provided by operating activities
Depreciation and amortization	37,036	37,818
Provision for doubtful accounts	(541)	151
Loss (Gain) on sale of property, plant and equipment	285	(94)
Deferred income tax	(2,270)	(3,099)
Share of net income of unconsolidated affiliates	(68)	—
Minority interest	41	60
Changes in assets and liabilities, excluding effects of acquisitions
Increase in inventories	(17,488)	(12,881)
Decrease/(Increase) in accounts receivable	39,078	(2,338)
Increase in prepaid expenses and other current assets	(15,194)	(306)
Decrease in accounts payable	(32,028)	(15,373)
(Decrease)/Increase in other liabilities	(240)	1,022
Decrease in accrued expenses and other current liabilities	(14,149)	(5,896)
Increase in pension liabilities	2,309	1,834
Increase in other assets	1.746	899

Net cash provided by operating activities	(1,931)	11,505

Cash flows from investing activities
Capital expenditures	(39,594)	(13,280)
Proceeds from sale of equipment	359	417
Investment securities	—	(25,000)
Investments in associated and unconsolidated companies	(2,121)	—

Net cash used in investing activities	(41,356)	(37,863)

Cash flows from financing activities
(Net decrease)/increase in short-term borrowings	(2,671)	5,271
Proceeds from borrowing of long-term debt	1,909	731
Principal payments under capital leasing obligations	(6)	(130)
Principal payments on long-term debt	(5,245)	(1,940)
Sale of treasury shares	—	486

Net cash provided by (used in) financing activities	(6,013)	4,418

Effect of exchange rate changes on cash	(3,033)	(2,442)
Decrease in cash and cash equivalents	(52,333)	(24,382)
Cash and cash equivalents at beginning of fiscal year	238,386	195,797

Cash and cash equivalents at end of period	186,053	171,415

See accompanying notes to unaudited consolidated interim financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month periods ended December 31, 2004, and 2003 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004 included in the Company’s Annual Report for 2004.

Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principals Board Opinion (APB) 25, Accounting for Stock Issued to Employees, and related Interpretations. SFAS 123R requires companies to recognize the cost resulting from all share-based payment transactions in the financial statements. With certain limited exceptions, the new standard establishes a grant-date fair-value-based measurement method in accounting for share-based payment transactions. Liability-classified awards are to be remeasured to fair value at each reporting date until the award is settled. Equity-classified awards are measured at grant-date fair value whereas related compensation cost is recognized based on the estimated number of instruments for which the requisite service is expected to be rendered. SFAS 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005. For its equity-classified awards, the Company intends to apply the modified prospective transition method. Under this method, unvested equity-classified awards granted prior to the effective date of the new statement are accounted for under SFAS 123R and related costs are recognized in the income statement. EPCOS is currently determining the impact of the adoption of SFAS 123R on the Company’s consolidated financial statements.

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Options granted to employees

Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net loss/income and loss/earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

NET (LOSS) INCOME AND (LOSS) EARNINGS PER SHARE

For the 3 months ended December 31, 2004 and 2003

(EUR thousand, except share data)

	Q1
	2005	2004
Net (loss) income
As reported	(448)	9,708
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(930)	(1,743)
Pro forma	(1,378)	7,965

Basic (loss) earnings per share
As reported	(0.01)	0.15
Pro forma	(0.02)	0.12

Diluted (loss) earnings per share
As reported	(0.01)	0.14
Pro forma	(0.02)	0.12

2. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2005 and 2004 used to compute pro forma net (loss) income disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2005 and 2004:

AVERAGE VALUES OF STOCK OPTIONS

For the 3 months ended December 31, 2004 and 2003

	Q1
	2005	2004
Risk-free interest rate	3.16%	4.13%
Expected life of options (in years)	5	5
Expected volatility	43.4%	41%
Expected dividend yield (in percentage)	1.82%	1.24%

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY

	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2004	2,182,250	45.43

Granted	340,000	13.74
Exercised	—	—
Forfeited	6,000	18.50

Balance as of December 31, 2004	2,516,250	41.21

3. Inventories, net

INVENTORIES, NET

(EUR thousand)

	December 31, 2004	September 30, 2004
Raw materials and supplies	68,892	62,496
Work in process	70,453	72,224
Finished products	115,587	106,276

Total inventories, net	254,932	240,996

Total inventories as of December 31, 2004 and September 30, 2004, are net of valuation allowances of EUR 26.912 million and EUR 28.038 million, respectively.

4. Goodwill and Intangible Assets

No Goodwill impairment was recorded in the three months ended December 31, 2004 and 2003, respectively.

The carrying amount of goodwill as of December 31, 2004, is as follows:

GOODWILL

Balance as of December 31, 2004

(EUR thousand)

Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1,844	4,077	264	13,841	20,026

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

Included in the Consolidated Balance Sheets as of December 31, 2004 and September 30, 2004 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)

	December 31, 2004		September 30, 2004
	Gross	Net	Gross	Net
Patents, licenses and similar rights	39,570	9,967	39,596	11,550
Customer lists	3,200	1,946	3,200	2,026
Other	988	510	960	531

Total intangible assets (finite lives)	43,758	12,423	43,756	14,107

Amortization related to intangible assets (finite lives) amounted to EUR 1.762 million for the three-month period ended December 31, 2004 (EUR 1.639 million for the three-month period ended December 31, 2003). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first three months of fiscal year 2005. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years

(EUR thousand)

2005	6,174
2006	2,778
2007	2,257
2008	1,104
2009	831

5. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

PRODUCT WARRANTIES

(EUR thousand)

Balance as of September 30, 2004:	7,946
Increase in accruals related to warranties issued during reporting (+)	445
Increase in accruals related to preexisting warranties (+)	—
Utilization of accruals/reduction in liabilities (-)	(1,084)
Non-utilization of accruals/liabilities (-)	(1,744)
Foreign exchange translation adjustment	(2)

Accrual as of December 31, 2004	5,561

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

6. Earnings per Share

Basic earnings (loss) per share are computed by dividing net loss/income by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three-month periods ended December 31, 2004 and 2003:

EARNINGS (LOSS) PER SHARE

For the 3 months ended December 31, 2004 and 2003

(EUR thousand, except share data)

	Q1
	2005	2004
Net loss/income -basic	(448)	9,708
Interest expense on convertible bonds (net of tax)	—	533
Net loss/income -diluted	(448)	10,241
Denominator for basic earnings per share – weighted average shares	65,300,000	65,284,511
Effect of dilutive shares – stock options	—	104,936
Effect of dilutive shares – convertible bonds	—	6,500,000
Denominator for diluted earnings per share – weighted average shares adjusted for dilutive shares	65,300,000	71,889,447
Basic earnings per common share, EUR	(0.01)	0.15
Diluted earnings per common share, EUR	(0.01)	0.14

On December 31, 2004 6,500,000 shares relating to convertible bonds outstanding were not considered, because the inclusion would be antidilutive.

7. Pension plan

The following table presents the components of net pension cost for the first three months ended December 31, 2004 and 2003:

PENSION COST, NET

For the 3 months ended December 31, 2004 and 2003

(EUR thousand)

	Q1
	2005	2004
Service cost	1,277	1,319
Interest cost	2,139	2,094
Expected return on plan assets	(289)	(284)
Amortization of unrecognized actuarial gains or losses	85	66
Unrecognized prior service cost	13	14
Periodic pension cost, net	3,225	3,209

EPCOS AG

CONSOLIDATED FINANCIAL STATEMENTS

8. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(UNAUDITED)

(EUR million)

	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 months ended December 31, 2004
Orders received	84.5	87.2	73.3	41.7		286.7
Net sales	80.4	75.1	95.7	37.5		288.7
EBIT	(3.8)	(3.0)	10.4	(2.2)		1.4
Interest result, net						(1.9)
Loss before income taxes and minority interest						(0.5)
Provision for income taxes						0.1
Minority interest						—
Net loss						(0.4)

Depreciation and amortization	7.9	8.4	16.6	3.4	0.7	37.0
Capital expenditures	13.5	16.8	7.8	1.2	0.3	39.6

3 months ended December 31, 2003
Orders received	92.7	107.2	118.0	49.8		367.7
Net sales	85.5	88.3	116.2	40.8		330.8
EBIT	(4.0)	2.8	16.0	(2.4)		12.4
Interest result, net						(1.7)
Income before income taxes and minority interest						10.7
Provision for income taxes						(0.9)
Minority interest						(0.1)
Net income						9.7

Depreciation and amortization	7.6	8.0	18.0	3.6	0.6	37.8
Capital expenditures	1.8	5.3	4.4	1.0	0.8	13.3

EPCOS AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: February 17, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG